Exhibit 99.6

GREENLIGHT BIOSCIENCES, INC.

ENVIRONMENTAL IMPACT ACQUISITION CORP.

December 21, 2021

MVIL, LLC

c/o 22nd Floor, Hang Lung Centre

2-20 Paterson St., Causeway Bay, HK

Re:	Payment of Purchase Price under Subscription Agreement

Ladies and Gentlemen:

This letter will confirm our agreement that pursuant to and effective as of your purchase of one or more Convertible Instruments (the “Instruments(s)”) of GreenLight Biosciences, Inc. (the “Company”) pursuant to that certain Convertible Instrument Purchase Agreement (the “Purchase Agreement”) by and among the Company and each of the purchasers listed on Exhibit A thereto, dated as of [DATE], [Investor] (the “Investor”) shall tender the Instrument(s) in payment of the purchase price owed by Investor to Environmental Impact Acquisition Corp (“ENVI”) pursuant to that certain Subscription Agreement between Investor and ENVI dated as of August 9, 2021 (the “Subscription Agreement”, and such purchase price, the “Investor Purchase Price”) for the amount of outstanding principal and interest accrued on the Instrument(s) (such amount, the “Instrument Total Amount”) as of the date of the closing (the “Closing”) under that certain Business Combination Agreement by and among the Company, ENVI and Honey Bee Merger Sub, Inc. dated August 9, 2021 (the “BCA”) and ENVI shall accept such tender. In the event that the Instrument Total Amount exceeds the Investor Purchase Price, the difference shall be paid by the Company (or ENVI on behalf of the Company) to Investor in cash. In the event that the Instrument Total Amount is less than the Investor Purchase Price, the difference shall be paid by Investor to ENVI in cash. Upon the consummation of the BCA closing the Instrument(s) shall be satisfied in full and of no further force and effect.

For the avoidance of doubt, each of the Company and ENVI acknowledges and agrees that the Investor Purchase Price shall be included in the Aggregate Closing PIPE Proceeds (as defined in the BCA) for all purposes under the BCA.

Prior to the date hereof, the Company has made available to ENVI the unaudited consolidated balance sheets of the Group Companies (as defined in the BCA) as of October 30, 2021 (the “Latest Balance Sheet”) and the Company’s current expense forecast (the “Expense Forecast”). The Latest Balance Sheet and the Expense Forecast were prepared in good faith by the Company’s management, and, the Latest Balance Sheet fairly presents, in all material respects, the financial position of the Company for the period indicated therein.

This letter agreement shall terminate and be of no further force or effect if (i) the BCA is terminated in accordance with its terms and (ii) no business combination has taken place between ENVI and the Company pursuant to the BCA.

Except as expressly provided for, this letter agreement does not waive or modify any right or obligation in the Subscription Agreement.

Treatment as Equity. The Company stipulates and each Investor hereby acknowledges and agrees that the instruments and the rights evidenced by the Convertible Instruments and Purchase Agreement will be treated as an equity interest and not as indebtedness for US federal income tax purposes. Without limiting the generality of the foregoing, the Company agrees not to claim a deduction for the accrued yield on the Instruments.

[Signature pages follow]

Very truly yours,

FOR AND ON BEHALF OF MVIL, LLC

By:	/s/ Cheng Yee Wing Betty/Wong See Wai
Name: Cheng Yee Wing Betty/Wong See Wai
Title: Authorized Signatures

Agreed and Accepted:

GREENLIGHT BIOSCIENCES, INC.

By:	/s/ Andrey Zarur
Name: Andrey Zarur
Title: Chief Executive Officer

ENVIRONMENTAL IMPACT ACQUISITION CORP.

By:	/s/ Daniel Coyne
Name: Daniel Coyne
Title: Chief Executive Officer and Director